

January 28, 2011

Robert J. Higgins
Chairman and Chief Executive Officer
Trans World Entertainment Corporation
38 Corporate Circle
Albany, New York 12203

> **Re:** **Trans World Entertainment Corporation**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed April 15, 2010**
> **Definitive 14A**
> **Filed May 19, 2010**
> **Form 10-Q for Fiscal Period Ended May 1, 2010**
> **Filed June 10, 2010**
> **Form 10-Q for Fiscal Period Ended July 31, 2010**
> **Filed September 9, 2010**
> **Form 10-Q for Fiscal Period Ended October 31, 2010**
> **Filed December 9, 2010**
> **File No. 000-14818**

Dear Mr. Higgins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 20, 2010

Item 1. Business, page 2

1. We note that you operate under the f.y.e., Suncoast Motion Pictures and Saturday Matinee brands. Please revise your disclosure to discuss the importance, duration and effect of any material patents, trademarks and licenses held. Refer to Item 101(c)(1)(iv) of Regulation S-K. Please provide us with your proposed revised disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Overview, page 14

2. We note that your net sales and gross profit have declined and that you have experienced operating losses and net losses in each of your last three fiscal years. Please expand your disclosures in future filings to discuss these known trends in greater detail, including management's plans to mitigate or lessen the impact of such trends. We note you have some disclosure about these trends, however, in light of the significant and continuing impact of these known trends, we believe you should provide a more comprehensive discussion that enables your investors to view your plans through the eyes of management. Your discussion should include industry trends as well as trends specific to your business. Please also ensure that you discuss in further detail the reasons causing fluctuations in your statements of operations line items. For example, your disclosures on page 16 indicating that gross profit declined "due to lower vendor allowances" and that selling, general and administrative expenses declined due to "operating an average of 13% fewer stores" do not enable investors to adequately view your results through the eyes of management. Please refer to FRR 36 and FRR 72.

3. We note your disclosure on page 14 that during fiscal 2009 and 2008 you closed 157 and 101 stores, respectively. We also note from your Form 10-Q for the thirty-nine weeks ended October 30, 2010, that you closed an additional 29 stores and plan to close an additional sixty to eighty stores and your Carson, California distribution facility in the fourth fiscal quarter of 2010. Please address the following items related to these closures:

    •   In order to comply with the principal objectives of MD&A, please discuss in future filings the anticipated impact of these actual and anticipated store and distribution facility closures on your revenues, gross profit, selling, general and administrative expenses and operating income/(loss) along with the benefits, if any, you anticipate realizing from your streamlined operations and reduced cost structure. In periods after the closings take place, you should disclose the actual impact on your operations of closing these facilities compared to the anticipated impact.

    •   Please tell us what consideration you gave to presenting the closed stores as discontinued operations pursuant to ASC 205-20. If, as we assume, you did not include the closed stores within discontinued operations due to an expected migration of revenues and cash flows to your existing stores, please clarify why this migration is assumed for every closed store. Your discussions on pages 15 and 18 of MD&A citing the decline in average store count as a leading cause for your net sales declines suggests that an assumed migration of activities for all stores might not be appropriate.

4. You disclose on page 17 that you recorded a deferred tax benefit of $2.3 million during fiscal 2009 "related to the intra period allocation of income tax expense to loss from current operations and accumulated other comprehensive income." Please provide us with further details regarding this adjustment, including how you determined the appropriate amount and classification.

5. We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Please supplementally confirm that you do not have any off-balance sheet arrangements. In addition, please consider adding an appropriate statement to this effect in future filings. Refer to Exchange Act Rule 12b-13.

Liquidity and Capital Resources, page 20

6. We note your discussion on page 21 of various statistics you monitor to measure your management of inventory. In future filings, please expand your disclosure to provide your investors with additional information about how management uses and interprets changes in these statistics to measure inventory management.

7. We note your disclosure on page 21 that you entered into an amended and restated Credit Agreement in April 2010. It appears that this new amended and restated Credit Agreement reduced your maximum available borrowing capacity from $150 million to $100 million and changed the formula for determining the interest rates on outstanding borrowings. It also appears that interest rates under the new Credit Agreement may be higher than those under the old Credit Agreement. If material, please provide a discussion in future filings of the expected impact of reduced borrowing availability and the change in the interest rate formula on future operations and liquidity.

Item 9. Controls and Procedures, page 24

8. We note the conclusion of your CEO and CFO that your disclosure controls and procedures were effective to "provide reasonable assurance that information required to be disclosed. . . is recorded, processed, summarized and reported within the time periods specified…." Please supplementally confirm, if true, that your officers concluded that your disclosure controls and procedures were *also* effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. In addition, please revise your disclosure accordingly. Refer to Exchange Act Rule 13a-15(e). Please provide us with your proposed revised disclosure.

9. We note the conclusion of your CEO and CFO that your disclosure controls and procedures were effective at the reasonable assurance level. Please confirm, if true, that

> your disclosure controls and procedures were also *designed* to provide reasonable assurance of achieving their objectives, and revise your disclosure accordingly. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov. Please provide us with your proposed revised disclosure.

Financial Statements, page F-1

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

10. We note your disclosure that internet sales are recognized upon shipment. Please disclose in future filings whether your shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. Please refer to SAB Topic 13.A.3.b. To the extent material, please also consider quantifying internet sales in future filings.

Exhibit Index

11. Please supplementally advise us as to whether Mr. Mark Higgins' employment agreement is a material agreement due to its nature as a related party contract. If you conclude that it is, then please file it as such. Refer to Item 601(b)(10) of Regulation S-K.

Exhibits 31.1. and 31.2

12. In future filings, please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, please delete the word "annual" in the phrase "this annual report," refer to "the registrant" as opposed to "the Company," avoid inserting or deleting words, include the parenthetical in paragraph 4(d), and include the parenthetical in the introductory language to paragraph 5.

Definitive Proxy Statement

13. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

14. Please revise to include the disclosure required by Item 401(e) of Regulation S-K with respect to your executive officers. Please provide us with your proposed revised disclosure.

15. Please revise footnote 4 to the Compensation of Directors table and footnotes 2 and 3 to the Summary Compensation Table to clarify, if true, that you have disclosed the aggregate grant date fair value of stock awards and option awards, as applicable, as computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Items 402(c) and (k) of Regulation S-K.

Matters to be Presented to the Stockholders, page 4

16. Please revise Mr. Riley's biography to describe his business experience for the past five years, or clarify your current disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Related Party Transactions, page 21

17. Please revise to include the disclosure required by Item 404(b) of Regulation S-K. Please provide us with your proposed revised disclosure.

Compensation Discussion and Analysis, page 11

18. We note your statement that you established "a peer comparator group for compensation analysis purposes." If you engage in benchmarking in setting the compensation of your named executive officers, please identify the benchmarks and their components. If you do not use peer group data in connection with setting benchmarks for the compensation of your named executive officers, please disclose how you use such data. Refer to Items 402(b)(1)(v) and 402(b)(2)(xiv) of Regulation S-K. Please provide us with your proposed revised disclosure.

19. We note your statement that "75% of the incentive plan awards for 2009 were based on achieving net cash flow from operations of $46.3 million and 25% was based on achieving breakeven EBITDA," as well as your statement that in 2009 you "achieved the targeted net cash flow from operations." We also note the disclosure regarding the amounts that the named executive officers were entitled to earn in incentive plan awards at the threshold, target and maximum levels. Please revise to disclose the level of EBITDA that was achieved in 2009, as well as the net cash flow from operations targets

and EBITDA targets that needed to be achieved in order to achieve payouts at the threshold, target and maximum levels. In addition, while we understand that the compensation committee exercised negative discretion in awarding incentive plan awards, please revise to disclose the amounts earned under the applicable bonus formula prior to the committee exercising such discretion. Please provide us with your proposed revised disclosure.

20. We note your statement that "the performance targets were met to vest 75% of the units." Please revise to disclose the various levels of performance targets that were utilized to determine the vesting of units, the extent to which those targets were met, and the manner in which those targets impacted the vesting of the units. Please provide us with your proposed revised disclosure.

Forms 10-Q for Fiscal Quarters Ended May 31, 2010, July 31, 2010 and October 31, 2010

Item 4. Controls and Procedures, page 20

21. We note your disclosure that your CEO and CFO have concluded that your disclosure controls and procedures were effective to "ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis." In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusion, please include the entire definition as set forth in Exchange Act Rule 13a-15(e). Please also supplementally confirm, if true, that this conclusion of your CEO and CFO related to the entire definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).

22. You state that your "disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis." Since you should only provide a conclusion regarding the effectiveness of your disclosure controls and procedures, please revise future filings to eliminate the statement regarding the adequacy of your controls and procedures. See Exchange Act Rule 13a-15(e).

Exhibits 31.1. and 31.2

23. In future filings, please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, please delete the title of the certifying individual at the beginning of the certification, delete the word "quarterly" in the phrase "this quarterly report," refer to "the registrant" as opposed to "the Company," avoid inserting or deleting words, include the parenthetical in paragraph 4(d), and include the parenthetical in the introductory language to paragraph 5. Please also supplementally confirm, if true, that the inclusion of your CEO's and CFO's titles was not intended to limit the capacity in which these individuals provided the certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Accountant at (202) 551-3332 or Andrew Blume Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Attorney Advisor, at (202)551-3222 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ James Allegretto for

Jennifer K. Thompson
Branch Chief